Filed by Citizens Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Citizens Financial Group, Inc.

Commission File No. 001-36636

Date: July 28, 2021

From: Office of Bruce Van Saun

Subject Line: Citizens Announces Agreement to Acquire Investors Bancorp

Dear Colleague:

I’m excited to share that earlier this morning we announced a definitive agreement to acquire Investors Bancorp, Inc., a leading New Jersey bank headquartered in Short Hills, NJ. This acquisition will enable us to quickly and effectively expand the foothold we are establishing in the New York metro area with the HSBC branch transaction, filling out our geographic footprint by connecting our New England and Mid-Atlantic markets and offering a significant opportunity to deepen relationships with both business and consumer customers.

With this transaction we will solidify our franchise serving communities in the greater New York City and Philadelphia metropolitan areas and across New Jersey. This acquisition will:

•	Expand our distribution by adding 154 branches and about 200,000 customers concentrated in New Jersey and greater New York

•

Complement the HSBC branch purchase by filling in the larger New York City metro area while adding an attractive middle market and small business presence that pairs well with HSBC’s primarily retail customer base

•	Position us to better serve both business and consumer customers with a wider set of capabilities

•	Provide greater branch density and brand awareness that will enable us to compete effectively in greater New York

•	Allow us to gain further scale with total assets increasing from $185 billion to $214 billion once both acquisitions are completed

With more than 90 years of service in New Jersey and New York, Investors shares our deep commitment to supporting customers along their life’s journey, being a great place for colleagues to work and build a career, and strengthening the communities where we live and work. Their dedication to constantly seeking ways to do more for all those they serve fits hand-in-glove with the tenets of the Citizens Credo.

The transaction is also financially attractive to Citizens. We expect that it will immediately add to our earnings per share, with 2023 accretion of 6.4%; provide a strong internal rate of return of more than 20%; and bring a return on invested capital of about 13%, well above our cost of capital. It will also accelerate achievement of our long-term financial goals, with our 2023 return on tangible common equity expected to improve by 120 basis points and our efficiency ratio by 270 basis points.

We expect to close the acquisition in the first or second quarter of 2022, subject to regulatory approvals. Integration planning, supported by dedicated personnel from both organizations as well as external resources, will be conducted in coordination with closing of the HSBC transaction, expected in the first quarter of 2022.

This integration, along with HSBC, will require a significant effort and as such will need to be resourced accordingly. A unified integration management office, co-led by Mary Ellen Baker, Head of Business Services; and Domenick Cama, President of Investors, will engage with functions across the bank with a goal of ensuring a strong customer and colleague experience.

In a dynamic and challenging environment, we have continued to execute with discipline and an unwavering commitment to supporting all those we serve. As I said to you last week, it is time to “play offense” if we are to seize the opportunities offered by a rapidly transforming financial services market today and over the long term, and that is exactly what we are doing with this transaction. I hope you are as excited as I am as we continue to build momentum and grow our franchise.

Thank you once again for your dedication and support.

Kind regards,

Bruce

Cautionary Statement About Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of Citizens and Investors. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Citizens’ and Investors’ current expectations and assumptions regarding Citizens’ and Investors’ businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect Citizens’ and/or Investors’ future financial results and performance and could cause the actual results, performance or achievements of Citizens and/or Investors to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where Citizens and Investors do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Citizens and Investors, (4) the risk that the integration of Citizens’ and Investors’ operations will be materially delayed or will be more costly or difficult than expected or that Citizens and Investors are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of Investors, (6) the outcome of any legal proceedings that may be instituted against Citizens and/or Investors, (7) the failure to obtain required governmental approvals or a delay in obtaining such approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of Citizens’ and/or Investors’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Citizens’ issuance of additional shares of its capital stock in connection with the proposed transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of Investors and/or Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the ongoing global COVID-19 pandemic on Citizens’ and/or Investors’ businesses, the ability to complete the proposed transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of Citizens and Investors disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included in this communication to reflect future events or developments. Further information regarding Citizens, Investors and factors which could affect the forward-looking statements contained herein can be found in Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission (the “SEC”), and in Investors’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Citizens will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Investors that will be sent to Investors’ stockholders seeking certain approvals related to the proposed transaction, and a prospectus of Citizens.

The information contained in this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS AND SECURITY HOLDERS OF INVESTORS AND CITIZENS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INVESTORS, CITIZENS AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement and prospectus contained therein, as well as other relevant documents filed with the SEC containing information about Investors and Citizens, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Citizens will be made available free of charge in the “SEC Filings” section of will’s website, https://investor.citizensbank.com/about-us/investor-relations/financial-information/sec-filings.aspx. Copies of documents filed with the SEC by Investors will be made available free of charge in the “Investor Relations” section of Investors’ website, https://www.myinvestorsbank.com/Investor-Relations, under the heading “SEC Filings.”

Participants in Solicitation

Investors and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Citizens and its directors and officers are not a participant in such solicitation of proxies. Information regarding Investors’ directors and executive officers is available in its proxy statement, which was filed with the SEC on April 15, 2021, and certain other documents filed by Investors with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement to be filed by Investors, the prospectus to be filed by Citizens and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.